August 3, 2012

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Global Equity Trust (the “Trust”)
File Nos. 333-178600 and 811-26488

Dear Ms. Rossotto:

This letter responds to your comment letter regarding the initial registration statement for the Trust filed with the U.S. Securities and Exchange Commission on December 19, 2011. Your comments and the Trust’s responses are set forth below.

Prospectus

1.

Comment: On page 2, under Principal Investment Strategies, in the first sentence of the first paragraph it is stated that “[u]nder normal conditions, the Fund will invest at least 80% of its total assets in common stocks” (emphasis added). In the fourth sentence of the same paragraph, it is further stated that “[a]s a non-fundamental policy, the Fund generally will invest at least 80% of its net assets in equity securities and/or investments that provide exposure to equity securities.” (emphasis added). For purposes of compliance with rule 35d-1 under the 1940 Act (the “names rule”), the statement that the Fund will invest 80% of its total assets in common stocks would fulfill the rule 35d-1 requirements. However, it appears that the fourth sentence was intended to be used to comply with the names rule (we assum.e this because on page 10 of the Statement of Additional Information (SAI), compliance with rule 35d-1 is noted to be investment of “at least 80% of [the Fund’s] net assets in a particular type of category of securities suggested by its name....”). Accordingly, in the fourth sentence, immediately following “80% of its net assets,” please insert the parenthetical “(plus borrowings for investment purposes)” to accurately state the requirements of Rule 35d-1. Please make conforming changes on page 5, in the penultimate line of the second paragraph under Investment Strategies, and in the SAI on page 10, under Investment Restrictions.

Ms. Karen Rossotto

August 3, 2012

Response: For Rule 35d-1 purposes, the Fund’s 80% policy has been revised to state that it “will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities.”

2.

Comment: Also on page 2, in the same sentence as discussed above, it is stated that the Fund will invest at least 80% of its net assets in “equity securities and/or investments that provide exposure to equity securities”. Please explain why the Fund considers investments “that provide exposure to equity securities” as being investments that have economic characteristics similar to equities for purposes of fulfilling the 80% requirement under Rule 35d-1.

Response: The 80% requirement is being fulfilled by investing in equity securities as described above.

3.

Comment: Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001), “Fund Names Release”). For example, the Fund could have a policy to invest in at least three different countries, including the United States, and, in addition, invest at least 40% of its assets in securities of non-U.S. companies under normal market conditions.

Response: The requested disclosure has been added.

4.	Comment: On page 4, under Management, Portfolio Managers, please note the length of service for Jason Thomas.

Response: The requested disclosure has been added.

5.

Comment: Also on page 4, in Purchase and Sale of Fund Shares, to comply with the requirements of Item 6(b) of Form N-1A, please note specifically that the Fund’s shares are redeemable and briefly describe the procedures for redeeming Fund shares (by written request, telephone, or wire transfer, etc.).

Response: The requested disclosure has been added.

Ms. Karen Rossotto

August 3, 2012

6.	Comment: On page 5, under Investment Objective, please state what advance notice (e.g., 60 days) investors will receive prior to a change in the Fund’s investment objective.

Response: The timing will depend on the specific circumstances surrounding the change. Consequently, the requested disclosure has not been added.

7.

Comment: On page 5, under Principal Investment Strategies, it states that the Fund may invest in “frontier markets”. If this is a principal investment strategy, it should also be included in the Fund Summary section with appropriate risk disclosure.

Response: As stated in the prospectus, frontier markets are a subset of emerging markets, which are included in the investment strategy, and emerging markets risk disclosure is likewise already included.

8.	Comment: Also on page 5, under Principal Investment Strategies, in the third paragraph, seventh line, please replace “2010” with “2011”, or as otherwise appropriate.

Response: The disclosure has been revised and that information is no longer included.

9.

Comment: Further on page 5, in the last sentence of the page, reference is made to the Fund’s “benchmark”. Please describe here what the benchmark is, or, if appropriate, refer to the definition of the “Benchmark Portfolio” described on page 6.

Response: The requested disclosure has been added.

10.	Comment: On page 6, in the first line, reference is made to “systematic currency strategies”. Please describe briefly what these strategies are.

Response: The requested disclosure has been added.

11.

Comment: On page 7, also under Principal Investment Strategies, in the second to last paragraph, immediately following “pursuing”, please insert the phrase “, and therefore may not achieve,” or include another appropriate response to comply with Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The requested disclosure has been added.

Ms. Karen Rossotto

August 3, 2012

12.

Comment: On page 10, under Principal Investment Strategies, in the section Principal Risks, Covered Calls and Equity Collars, it is stated that the Fund “generally will write only covered call options”. Please note if there are any circumstances where the Fund may invest in uncovered call options.

Response: The requested disclosure has been added.

13.	Comment: Also on page 11, in the third paragraph, second sentence, regarding the reference to the Fund’s “shareholder report”, please note whether this will be the Fund’s annual or semi-annual report.

Response: The requested disclosure has been added.

Statement of Additional Information

14.

Comment: On page 3, under Types of Equity Securities, it is stated that in addition to common stock, the equity securities that the Fund may purchase include, among others, “securities having equity characteristics, such as rights, warrants....” Please explain how these types of securities may have “economic characteristics similar to equity securities”. See Fund Names Release at n. 13 (this discussion may be included in response to comment 2 above).

Response: The 80% requirement is being fulfilled by investing in equity securities.

15.

Comment: At the bottom of page 10, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a Fund’s borrowings exceed 33-1/3% of the value of the Fund’s total assets, the Fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

Response: The requested disclosure has been added.

16.

Comment: On page 13, in the heading to the sixth column of the tables for both the Independent and Interested Trustees and Officers, Other Directorships Held by Trustee, please add the phrase “during the past 5 years”.

Ms. Karen Rossotto

August 3, 2012

Response: The requirements of Form N-1A Items 17(a)(1) and 17(b)(3)(ii) have been met.

The Trust acknowledges that (i) should the SEC or the staff, acting pursant to delegated suthority, delcare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting puruuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

W. John McGuire